Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Base Prospectus of Generation Bio Co. for the registration of debt securities, common stock, preferred stock, units and warrants and related Sales Agreement Prospectus of Generation Bio Co. for the registration of common stock and to the incorporation by reference therein of our report dated March 6, 2024, with respect to the consolidated financial statements of Generation Bio Co. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 7, 2024